TRITON PACIFIC INVESTMENT CORPORATION, INC

10877 WILSHIRE BLVD

LOS ANGELES CA 90024

(310) 943-4990

AUGUST 17, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano Esq.

Re:	Triton Pacific Investment Corporation, Inc.

Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2

File Number 333-174873

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Triton Pacific Investment Corporation, Inc., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-174873) (the “Registration Statement”) so that such Registration Statement may be declared effective at 9:00 a.m. on Tuesday, September 4, 2012, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Benkai Bouey at (310) 265-4500, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Triton Pacific Investment Corporation, Inc.

By:	/s/ Craig J. Faggen
Name: Craig J. Faggen Title: Chariman and Chief Executive Officer